

Mail Stop 3561

July 27, 2009

Mr. Fletcher Jay McCusker
Chairman of the Board and Chief Executive Officer
The Providence Service Corporation
5524 East Fourth Street
Tucson, AZ 85711

      Re: The Providence Service Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2008
              File No. 1-34221

Dear Mr. McCusker:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        Tia Jenkins
                        Senior Assistant Chief Accountant
                        Office of Beverages, Apparel and
                        Health Care Services